[Letterhead of Pacific Life]
CHARLENE GRANT
Assistant Vice President
Insurance Counsel
Law Department
Telephone (949) 219-7286
Fax (949) 219-6952
Charlene.Grant@pacificlife.com
April 1, 2009
Mr. Michael L. Kosoff, Esq.
Staff Attorney — Office of Insurance Products
Division of Investment Management
Securities & Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549-4644
Re:	Response to Comments on:
Pacific Select Estate Preserver Flexible Premium Life Insurance Policy
Pacific Select Estate Preserver III Flexible Premium Life Insurance Policy
Post-Effective Amendment No. 34, File Nos. 333-01713; 811-05563
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), and the Registrant, following are responses to the comments received from you via telephone conversation on March 30, 2009, in connection with the Post-effective Amendment No. 34 to the registration statement on Form N-6 of registrant (“Registration Statement”) with respect to the Pacific Select Estate Preserver flexible premium variable life insurance policy (“Policy”) and the Pacific Select Estate Preserver III flexible premium variable life insurance policy, which was filed with the Securities and Exchange Commission (“SEC”) on February 13, 2009.
1.	Cover Page

Please revise the language disclaiming the tax discussions, removing any inference that the purpose of the prospectus is to support marketing materials.

Response: The following sentence has been deleted from the tax disclosure at the bottom of the cover page: “This material is written to support the promotion or marketing of the transaction(s) or matter(s) addressed by this material.”

2.	YOUR GUIDE TO THIS PROSPECTUS
(a)	Please break out each contract type under the “Fee Tables” in the Table of Contents. Provide a subheading for each contract type.
Response: We have added the following subheadings:
SEP
SEP II
SEP III
SEP IV

Mr. Michael Kosoff, Esq.
April 1, 2009

(b)	Please change State Law Violations to State Law Variations.
Response: We have corrected the typographical error.

3.	In the BENEFITS & RISKS section, please define the abbreviation at first use.

Response: Rather than defining the abbreviations in the BENEFITS & RISKS section, we have revised the first paragraph on page 1 of the prospectus to provide the abbreviations for each product as follows: “PACIFIC SELECT ESTATE PRESERVER (SEP), PACIFIC SELECT ESTATE PRESERVER II (SEP II), PACIFIC SELECT ESTATE PRESERVER III (SEP III) and PACIFIC SELECT ESTATE PRESERVER IV (SEP IV)”.

4.	Fee Table
(a)	Define “Discounted Net Amount at Risk” and capitalize the term where used throughout the prospectus.
Response: We have expanded the definition of “Net Amount at Risk”. The revised definition is:

“Net Amount at Risk — the difference between the Death Benefit payable if the Insured died and the Accumulated Value of your Policy. We use a Discounted Net Amount at Risk to calculate the Cost of Insurance Charge. The Discounted Net Amount at Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0020598, reduced by your Policy’s Accumulated Value.”

We have also capitalized “Discounted” wherever it appears in the prospectus.
(b)	With regard to the Cost of Insurance Footnote, the rate appears to vary by Class. Please also clarify whether it varies by guarantee period.
Response: The Cost of Insurance rate does not vary by guarantee period.

5.	Total Annual Fund Operating Expenses

Waivers can only be reflected if in effect for one year following the date of this registration statement. Therefore, please update Footnote 1 accordingly.

Response: We have updated Footnote 1 to reflect the fact that contractual fee reductions and expense reimbursement arrangements will remain in effect at least through April 30, 2010.

6.	Reinstating a Lapsed Policy

Please clarify that upon reinstatement the Accumulated Value may be greater than that when the policy lapsed to account for any excess premiums paid upon reinstatement, as well as the three months worth of charges paid.

Response: We have revised the section entitled Reinstating a lapsed Policy for clarification. The new section is as follows:

When this policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of lapse subject to the following. We will allocate the Accumulated Value and your premium

Mr. Michael Kosoff, Esq.
April 1, 2009

payment, less the Premium Load, to the Fixed and Variable Accounts according to your most recent allocation instructions.

7.	Withdrawals, Surrenders and Loans

Please include an example of the Withdrawal Charge calculation.

Response: We have revised the disclosure the section entitled How much you can borrow so that it applies to SEP, SEP II, SEP III and SEP IV. The revised section is as follows:
How much you can borrow

You can borrow up to the larger of the following amounts:
•
100% of the Accumulated Value in the Fixed Options, plus 90% of the Accumulated Value in the Variable Investment Options, less (for SEP and SEP III) any surrender charges that would apply if you surrendered your Policy on the day you took out the loan.

•	the result of a × (b ÷ c) - d where:

a = the Accumulated Value of your Policy, less (for SEP and SEP III) any surrender charges that would have applied if you surrendered your Policy on the day you took out the loan, and less 12 times the most recent monthly charge

b = 1.04

c = 1.045 during the first 10 Policy Years, and 1.0425 during Policy Year 11 and thereafter

d = any Policy Debt.

An example of how much you can borrow

For a Policy in Policy Year 13 with:
•	Accumulated Value of $100,000

•	Policy Debt of $50,000

•	a most recent monthly charge of $100
The maximum amount you can borrow is $48,563.07:

(a × (b ÷ c)) - d, where:

a = $98,800 ($100,000 - $0 - (12 x $100))

b = 1.04

c = 1.0425

d = $50,000
8.	Surrendering Your Policy for SEP II and SEP IV

Please consider moving this disclosure so that it comes immediately after Surrendering Your Policy for SEP and SEP III.

Response: Rather than moving the existing disclosure, we have revised the entire section for clarity. The new section describing policy surrender is as follows:

Mr. Michael Kosoff, Esq.
April 1, 2009

Surrendering Your Policy

You can surrender or cash in your Policy at any time while either Insured is still living. You must send us your Policy and a Written Request.
•	For SEP II and SEP IV, there is no surrender charge.

•	For SEP and SEP III, if you surrender your Policy during the first 10- Policy Years, we’ll deduct a surrender charge. There’s no surrender charge after 10 Policy Years. The surrender charge is assessed against your Policy’s Accumulated Value. It has two parts: an underwriting surrender charge and a sales surrender charge. Both charges are based on the Joint Equal Age of the Insureds when the Policy is issued and on the initial Face Amount of your Policy. We guarantee the surrender charge rates will not increase. The underwriting surrender charge and the sales surrender charge for your Policy appear in your Policy Specifications.
9.	Registration Statement.

Please clarify what is intended by this section. If this is a reference to the Statement of Additional Information, please explicitly state so.

Response: Subsequent to your comment and our review, we have deleted this section in its entirety. The information intended to be addressed in this section is provided in great detail in the section entitled WHERE TO GO FOR MORE INFORMATION on the back page of the prospectus.

10.	If the Registrant wishes to rely on the exemption in Rule 12h-7 to avoid filing the Exchange Act reports of the Depositor, please include the statement required by 12h-7(f) in the prospectus.”

Response: We will add disclosure prescribed by Rule 12h-7(f) to the May 1, 2009 prospectuses.

11.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Michael Kosoff, Esq.
April 1, 2009

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We respectfully submit that we included the Tandy Representation in the cover letter to the filing of Post-effective Amendment No. 34 to the registration statement on Form N-6 for this Policy. However, we again acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please call me at (949) 219-7286.

Sincerely,
/s/ CHARLENE GRANT
Charlene Grant